Filed by Wesco Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Wesco Financial Corporation

Commission File No.: 001-04720

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Wesco Financial Corporation (“Wesco”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) (including, without limitation, their expectations with respect to the timing of the closing of the merger) are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

In addition, the acquisition is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the merger agreement for the acquisition.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements may appear in Wesco’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, on March 7, 2011, Berkshire Hathaway filed with the SEC a registration statement that includes a proxy statement of Wesco that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, because they contain important information about Wesco, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and Wesco’s website at www.wescofinancial.com.

Wesco, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of Wesco and of Berkshire Hathaway is included in the registration statement and proxy statement/prospectus regarding the proposed transaction filed with the SEC.

On March 7, 2011, Wesco posted on its website the following estimate, as of March 3, 2011, of the per share merger consideration payable by Berkshire Hathaway in the proposed transaction:

Berkshire Merger Consideration Estimate

As previously announced by Berkshire Hathaway and Wesco Financial Corporation, they entered into a definitive merger agreement dated February 4, 2011, whereby Berkshire Hathaway will acquire the remaining 19.9% of the shares of Wesco’s common stock that it does not presently own in exchange for cash or shares of Berkshire Hathaway Class B common stock, at the election of each shareholder. This transaction remains subject to the conditions set forth in the merger agreement, including the shareholder approval requirements described therein.

Wesco’s estimate, as of March 3, 2011, of the per share merger consideration payable by Berkshire Hathaway in this transaction is $392.91, calculated as follows (and based on the following assumptions):

• $386.55, which represents shareholders’ equity per share as of January 31, 2011, estimated for purposes of the merger agreement, plus

• estimated earnings of $.98691 per share per month from the period beginning on February 1, 2011 and ending on a closing date estimated for purposes of this calculation of May 16, 2011, plus

• $3.08 per share, which is the change in after-tax unrealized appreciation of Wesco’s investment securities for the period beginning on February 1, 2011 and ending on March 3, 2011, applying the VWAP methodology described in the merger agreement; minus

• estimated after-tax transaction expenses of $.21 per share, which represents an estimate of total pre-tax transaction expenses of $6.5 million less $4.2 million in pre-tax transaction expenses recorded by Wesco as of December 31, 2010.

The actual merger consideration will be adjusted for the change in net unrealized appreciation of Wesco’s investment securities and the amount of net realized investment gains or losses and other-than-temporary impairment charges with respect to Wesco’s investment securities through the second full trading day prior to the date of the special meeting (the “Determination Date”). This estimate only reflects an adjustment of this component of merger consideration through March 3, 2011, and this component of merger consideration will vary, possibly significantly, from the amount included in this estimate. The actual closing date may be earlier or later than May 16, 2011, the date used for purposes of this estimate, and the actual merger consideration will also be adjusted for estimated earnings of $.98691 per share per month from February 1, 2011 through the actual closing date, and to reflect after-tax transaction expenses of Wesco, as estimated in good faith as of the Determination Date. As the estimated closing date used for this estimate precedes Wesco’s next dividend record date of May 25, 2011, this estimate contains no adjustment for dividends. Any dividends declared by Wesco with a record date after February 4, 2011 but on or before the closing date will reduce the merger consideration.

From time to time, Wesco will update its estimate of per share merger consideration and post its new estimate on its website. The final per share merger consideration will be determined by Berkshire Hathaway and reasonably agreed to by Wesco (acting through the Special Committee of Wesco’s Board), and will be made publicly available through the filing of a Form 8-K by Wesco with the SEC by no later than 9:30 a.m., New York time, on the first business day following the Determination Date.